UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cadeler announces completion of the successful share exchange offer by Cadeler plc to the shareholders of Cadeler A/S in connection with Cadeler’s redomiciliation from Denmark to the United Kingdom and first day of trading

5 November 2026 – With reference to the stock exchange announcement made by Cadeler plc (”Cadeler”, and together with its consolidated subsidiaries, the “Cadeler Group”) on 2 November 2026, regarding the final results of the voluntary offer by Cadeler to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00 (the “Cadeler A/S Shares”), including Cadeler A/S Shares represented by American Depositary Shares (each representing four (4) Cadeler A/S Shares) (“Cadeler A/S ADSs”), to exchange each Cadeler A/S Share for one (1) share in Cadeler (each a “Cadeler Share”) (the “Offer”) in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the ”Redomiciliation”), Cadeler A/S and Cadeler today announce the completion of the Offer and first day of trading in the Cadeler Shares on the New York Stock Exchange and the Oslo Stock Exchange.

Following completion of the Offer, each Cadeler shareholder holds the same number of Cadeler Shares as the number of Cadeler A/S Shares (including Cadeler A/S Shares represented by Cadeler A/S ADSs) validly tendered by such shareholder in the Offer. As approximately 7.94% of the Cadeler A/S shareholders have not tendered and exchanged their Cadeler A/S Shares (including Cadeler A/S Shares represented by Cadeler A/S ADSs) pursuant to the Offer, the shareholders who have tendered their Cadeler A/S Shares have had their relative shareholding in Cadeler increased by 8.62% as compared to their shareholding in Cadeler A/S.

The Cadeler Shares will commence trading on the Oslo Stock Exchange (“OSE”) and the New York Stock Exchange (“NYSE”), respectively, today, 5 November 2026. The Cadeler Shares are admitted to trading on OSE under the ticker code "CDLR" and ISIN GB00BN49H029 and on NYSE with the ticker code "CDLR" and CUSIP G17445 100.

Squeeze-out

As Cadeler holds more than 90% of the total number of, and the aggregate voting power of, the outstanding Cadeler A/S Shares (excluding any treasury shares held by Cadeler A/S), Cadeler intends, as promptly as practicable, to initiate and complete a compulsory acquisition of the Cadeler A/S Shares (including Cadeler A/S Shares represented by Cadeler A/S ADSs) not acquired in the Offer, for cash, in accordance with the Danish Companies Act.

To initiate the squeeze-out, Cadeler plc will publish a notice on or about 9 November 2026 requesting that remaining Cadeler A/S shareholders transfer their Cadeler A/S Shares, including Cadeler A/S Shares represented by Cadeler A/S ADSs (the “Squeeze-out Shares”), to Cadeler within a four-week period to be set out in such notice. The cash consideration for the Squeeze-out Shares will be NOK 58.42 per Squeeze-out Share, as determined by Cadeler, in accordance with the Danish Companies Act, being the volume-weighted average price (VWAP) of the Cadeler A/S Shares on OSE over the 30 trading days immediately preceding the initiation of the Offer. After the expiry of such four-week period, any Squeeze-out Shares not committed to be transferred will be acquired compulsorily by Cadeler against payment of the cash consideration.

As noted in the Prospectus and U.S. Prospectus/Offer to Exchange, in connection with the Offer, Cadeler has entered into a financing arrangement with DNB Bank ASA for the purpose of financing cash payments due in connection with the squeeze-out (the “Squeeze-out Facility”). Cadeler intends to structure the repayment of this Squeeze-out Facility following the Redomiciliation either through upstream intercompany loans, a private placement, or a distribution of dividends from entities within the Cadeler Group to Cadeler. As a result, dividend distributions from the Cadeler Group, including Cadeler A/S, to Cadeler may occur within 12 months following completion of the Offer.

Suspension of trading and delisting

Trading of the Cadeler A/S ADSs on NYSE is expected to be suspended before market open today, 5 November 2026, with delisting taking effect in 10 days, and trading of the Cadeler A/S Shares on OSE is expected to be suspended, with effect today, 5 November 2026. A separate stock exchange announcement reminding shareholders of the suspension of trading in the Cadeler A/S Shares on OSE will be published.

Further, Cadeler A/S intends to convene an extraordinary general meeting after the squeeze-out process to approve the delisting of the Cadeler A/S Shares from OSE. In addition, Cadeler A/S’ American Depositary Receipt programme will be terminated.

Further information

For further information, reference is made to the Prospectus, which is available at: https://ir.cadeler.com/ and www.dnb.no/emisjoner, subject to regulatory restrictions in certain jurisdictions, and the U.S. Prospectus/Offer to Exchange, which is available free of charge at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov and on Cadeler’s website at www.cadeler.com.

Contact information

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler plc

Cadeler plc is a public limited company incorporated under the laws of England and Wales for the purpose of facilitating the Redomiciliation. As at the date of this announcement, Cadeler plc has not carried out any operations or activities other than in connection with the Offer and the Redomiciliation, and has only nominal assets and no liabilities.

As of the date hereof, Cadeler plc is the ultimate parent company of the Cadeler Group, and the business carried out by Cadeler plc and its subsidiaries is the same as the business carried out by Cadeler A/S and its subsidiaries immediately prior to the Redomiciliation. All current members of the Cadeler A/S board of directors continue to serve on the board of directors of Cadeler plc, and the executive management of the Cadeler Group remains unchanged. Cadeler plc will be listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CDLR), today, 5 November 2026. For more information, please visit www.cadeler.com.

About Cadeler

Cadeler A/S is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler A/S supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler A/S is listed on the New York Stock Exchange (ticker: CDLR) and on OSE (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This communication includes forward-looking statements with respect to the Redomiciliation and Offer. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions considered reasonable as and when made by Cadeler and its management, and Cadeler A/S and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler nor Cadeler A/S undertakes any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, not all of which are within Cadeler’s control. The foregoing is not exhaustive. There can be no assurance that future developments affecting Cadeler, Cadeler A/S or the Cadeler Group will be those that the Cadeler Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler's or Cadeler A/S’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Cadeler Group’s business, including those described in Cadeler A/S’ Annual Report also published on Form 20-F for the fiscal year ended 31 December 2025, Cadeler A/S’s interim financial reports for the period ended 30 June 2026, Cadeler A/S' stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler A/S with the SEC. Cadeler and Cadeler A/S wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler and Cadeler A/S are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer